UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34172

APP Pharmaceuticals, Inc. Savings and

Retirement Plan

(Full title of the plan)

Fresenius Kabi Pharmaceuticals Holding, Inc.

(Name of issuer of the securities held)

1501 E Woodfield Dr. Suite 300E Schaumburg, IL	60173
(Address of principal executive offices)	(Zip Code)

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Report of Independent Registered Public Accounting Firm

Plan Trustees

APP Pharmaceuticals, Inc. Savings and Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of APP Pharmaceuticals, Inc. Savings and Retirement Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, an audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, IL

June 29, 2009

Report of Independent Registered Public Accounting Firm

Plan Trustees

APP Pharmaceuticals, Inc. Savings and Retirement Plan, formerly known as, Abraxis BioScience, Inc. Savings and

Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the APP Pharmaceuticals, Inc. Savings and Retirement Plan, formerly known as, Abraxis BioScience, Inc. Savings and Retirement Plan as of December 31, 2007. The statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the statement of net assets available for benefits based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois

June 30, 2008

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets

Investments, at fair value
Mutual funds	$37,766,272	$79,035,894
Group annuity contract	10,640,771	9,791,705
Pooled separate account	2,409,818	6,143,537
Self-directed brokerage account	844,560	1,732,791
Common stock	138,046	443,308

Total investments	$51,799,467	$97,147,235

Participant loans receivable	2,262,304	2,707,804

Liabilities
Refund of excess contributions	—	9,201

Net assets available for benefits before adjustments	54,061,771	99,845,838

Adjustment from fair value to contract value for group annuity contract	560,041	515,353

Net assets available for benefits	$54,621,812	$100,361,191

See accompanying notes to the financial statements.

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Investment income (loss):
Interest and dividend income	$1,322,462
Net depreciation in fair value of investments	(27,637,488)

Total investment loss	(26,315,026)

Contributions:
Participants	5,269,370
Employer	2,146,046
Rollovers	377,429

Total contributions	7,792,845

Total activity	(18,522,181)

Deductions
Benefits paid to participants	6,472,094
Administrative expenses	26,704
Transfer of assets to other plans	20,718,400

Total deductions	27,217,198

Net decrease	(45,739,379)

Net assets available for benefits:
Beginning of year	100,361,191

End of Year	$54,621,812

See accompanying notes to the financial statements.

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2008

1. Description of Plan

The following description of the APP Pharmaceuticals, Inc. Savings and Retirement Plan (the Plan), which was formerly known as the Abraxis Bioscience Inc. Savings and Retirement Plan, provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Effective January 1, 2007, the American BioScience, Inc. 401(k) Plan, or ABI Plan, merged into the American Pharmaceutical Partners, Inc. Savings and Retirement Plan, and the name of the plan was changed to the Abraxis Bioscience, Inc. Savings and Retirement Plan. Individuals who were eligible to participate in the ABI Plan on December 31, 2006, were eligible to participate in the merged plan effective January 1, 2007.

Effective November 13, 2007, Abraxis Bioscience, Inc. separated into two independent publicly-traded companies: our company, APP Pharmaceuticals, Inc. (which we refer to as “the Company”, “APP” or “New APP” following the separation) and Abraxis BioScience, Inc., the spin-off entity (which we refer to as “New Abraxis”). Effective January 1, 2008, the name of the Plan was changed to APP Pharmaceuticals, Inc. Savings and Retirement Plan.

Under the employee matters agreement dated November 13, 2007, New APP assumed administration of the Plan until December 31, 2007. The employees of New Abraxis continued to be eligible to participate in the Plan until January 1, 2008. The assets of participants who were employees of New Abraxis were transferred to a new plan established by New Abraxis during in the first quarter of 2008. As a result, approximately $20.1 million of assets were transferred from the APP Pharmaceuticals, Inc. Savings and Retirement Plan to the newly established New Abraxis plan.

General

The Plan is a defined-contribution plan covering eligible employees of APP Pharmaceuticals, Inc. The Plan is administered by the Company; record-keeping responsibilities are performed by the Principal Life Insurance Company; and trustee services are provided by Delaware Charter Guarantee and Trust Company (d/b/a Principal Trust Company).

Employees are eligible to participate in the Plan beginning on the first day of the month after completing one month of service with the Company. Eligible employees can participate in the Plan if they are not (i) subject to a collective bargaining agreement, (ii) a nonresident alien, or (iii) a leased employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Upon completing one month of service with the Company, an eligible employee automatically becomes a participant in the Plan. Beginning on the date of automatic enrollment in the Plan, the participant’s compensation is reduced by 3% and the compensation reduction amount is treated as a before-tax contribution. This 3% contribution level continues until the participant elects a different percentage or elects not to participate in the Plan. A participant may elect to defer from 0% to 80% of his compensation, as defined, each pay period, subject to Internal Revenue Service (IRS) annual limitations. In addition, an eligible employee may make a rollover contribution from another qualified plan.

The Company makes a qualified, non-elective contribution to the Plan each pay period in the amount of 3% of eligible compensation.

Investment Options

Upon enrollment, a participant may direct employee and Company contributions to any of the Plan’s fund investment options. The Plan also provides a self-directed investment feature whereby participants may direct a portion of their current account balance, subject to certain restrictions, to various mutual funds, bonds, and stocks.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts are used to reduce the Company’s contributions. The Plan had forfeited balances of $0 as of December 31, 2008 and 2007, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may obtain loans from their account balances of a minimum of $1,000, up to a maximum of 50% of their vested account balance or $50,000, whichever is less. Such loans bear interest at the prime rate plus 1% and are due and payable in full if regular repayments stop, the participant terminates employment with the Company, or the participant dies. Loans are secured by the participant’s account and during the reporting period bear interest at rates that range from 4.25 percent to 8.25 percent. Loans are repaid over a five-year period (or longer in cases where the loan was obtained for the purchase of a principal residence), through payroll deductions. Participant loans are stated at their outstanding balance which is equivalent to amortized cost and approximates fair value.

Vesting

Participants’ and qualified, non-elective contributions and earnings thereon are always fully vested. Effective January 1, 2005, Company matching contributions and discretionary profit - sharing contributions are always fully vested.

A participant also becomes 100% vested upon normal retirement age, death, or permanent disability.

Benefit Payments

Benefits are payable upon normal, early, or late retirement, as defined, disability, death, and termination. Participants may elect various payment options, including installment, lump-sum payments and annuity payments. A participant may withdraw all or a portion of his account for hardship reasons before benefits become payable, as permitted under current tax law.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their accounts and will be entitled to their entire account balance.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are stated at fair value based on quoted market prices or redemption prices reported by the issuer. Redemption prices generally are based on the fair values of the fund’s underlying investments.

The fair value of the group annuity contract with Principal is measured by the contract value less early withdrawal fees.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Contributions from participants are recognized by the Plan when withheld by the Company through payroll deductions. Contributions from the Company are recognized by the Plan in the period to which they relate.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all external plan administration fees incurred in the administration of the Plan, except management fees, are paid by the Company.

New Accounting Pronouncements

The Plan adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), as required, on January 1, 2007. FIN 48 requires the sponsor to determine whether a tax position of the Plan is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of the benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Plan recording a tax liability that would reduce net assets. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2007.

Based on its analysis, the sponsor has determined that the adoption of FIN 48 did not have a material impact on the Plan’s financial statements. However, the sponsor’s conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors, including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of tax laws, regulations and interpretations thereof.

Fair Value Measurements

The Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” on January 1, 2008 for financial assets and liabilities measured at fair value on a recurring basis. The adoption of SFAS No. 157 on January 1, 2008 did not have a significant impact on financial statements of the Plan. The Plan applied the fair value measurement guidance of SFAS No. 157 in the valuation of its financial assets liabilities as of December 31, 2008.

In establishing a fair value, SFAS No. 157 sets a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The basis of the fair value measurement is categorized in three levels, in order of priority, as described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or financial instruments for which all significant inputs are observable; either directly or indirectly.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable; thus, reflecting assumptions about the market participants.

Assets and liabilities recorded at fair value are valued using quoted market prices, or under a market approach, using other relevant information generated by market transactions involving identical or comparable instruments as further described below:

Plan Assets

Mutual Funds: Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The net asset values of the mutual funds are based on quoted prices in active markets. These securities have been classified within Level 1.

Group Annuity Contract: The fair value of the group annuity contract is the amount plan sponsors would receive if they were to withdraw or transfer funds prior to contract maturity. The fair value represents discontinuation value or contract value times 95% (1 minus 5% withdrawal charge). The contract has been classified within Level 3.

Pooled Separate Account: Shares of the pooled separate account are valued at the net asset value of the pooled separate account, which invests mainly in domestic stocks. While the underlying asset values are based on quoted prices, the net asset value of a separate account is not publicly quoted. These securities have been classified within Level 2.

Self Directed Brokerage Account: Shares within the self directed brokerage account are valued at the net asset value of shares held by the Plan at year end. The net asset values of the shares are based on prices in active markets. These securities have been classified within Level 1.

Common Stock: Shares of common stock directly held by the Plan are valued based on quoted prices in active markets. These securities have been classified within Level 1.

The aggregate fair value for Plan investments at December 31, 2008, was as follows:

	At December 31, 2008	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$37,766,272	37,766,272	—	—
Group annuity contract	10,640,771	—	—	10,640,771
Pooled separate account	2,409,818	—	2,409,818	—
Self-directed brokerage account	844,560	844,560	—	—
Common stock	138,046	138,046	—	—

Total Plan investments at fair value	$51,799,467	38,748,878	2,409,818	10,640,771

Effect of Level 3 inputs on net assets:

	Beginning balance	Total gains or losses	Interest credited	Purchases, issuances, settlements	Ending balance
Group annuity contract	$9,791,705	(44,686)	313,591	580,163	10,640,771

The inputs or methodology used for valuing assets are not necessarily an indication of the risk associated with investing in these securities.

3. Investments

During 2008, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated and depreciated in fair value as follows:

Net Realized and Unrealized Appreciation/(Depreciation) in Fair Value of Investments
Investments at Fair Value:
Mutual funds	$(25,951,781)
Pooled separate account	(1,650,365)
Self-directed brokerage account	(352,464)
Common stock	317,122

$(27,637,488)

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2008	2007
Principal Life Insurance Company
Group annuity contract
Principal Fixed Income	$10,640,771	$9,791,705

Mutual funds
Principal Investors Partners Large-Cap Growth Select Fund	6,336,723	12,303,211
American Century Vista Investment Fund	4,707,799	11,886,118
Principal Global Investors International Growth Fund	4,435,949	11,756,163
Principal Global Investors Lifetime 2020 Fund	3,756,460	7,153,129
Principal Investment Partners Mid-Cap Value Select Fund	3,206,996	7,080,584

4. Investment Contract with Insurance Company

The Plan has a benefit-responsive investment contract with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semi-annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement.

Average yields on the Plan’s contract with Principal were as follows:

	2008	2007
Average yields:
Based on actual earnings	3.33%	3.18%
Based on interest rate credited to participants	3.33%	3.18%

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6. Income Tax Status

The Internal Revenue Service notified the Company by a letter dated April 7, 2004 that the Plan is qualified under Section 401 of the Internal Revenue Code (Code), and, therefore, the related trust is tax-exempt. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. The Plan has been amended since the receipt of the determination letter; however, the Plan Administrators believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$54,621,812	$100,361,191
Add: Refund of excess contributions	—	9,201
Net assets available for benefits per the Form 5500	$54,621,812	$100,370,392

8. Transactions with Parties-in-Interest

The Plan Administrators are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, and (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. Fresenius Kabi Holdings as the plan sponsor is also a related party. Plan investments in Fresenius Kabi Holdings common stock are permitted party-in-interest transactions. Participant loans are also permitted party-in-interest transactions.

9. Subsequent Events

Effective January 1, 2009, employees become eligible participants in the Plan on the first day of the first month following the date of hire.

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

EIN #68-0389419        Plan #001

Identity of Issuer	Description of Investment	Shares/ Units	Current Value
Group annuity contract
Principal Life Insurance Company*	Principal Fixed Income	772,806	$10,640,771

Mutual funds
Princor Financial Services	Principal Investors Partners Large-Cap Growth Select Fund*	1,145,881	6,336,723
	Principal Global Investors International Growth Fund*	659,131	4,435,949
	Principal Global Investors Lifetime 2020 Fund*	448,801	3,756,460
	Principal Investors Partners Mid-Cap Value Select Fund*	423,645	3,206,996
	Principal Global Investors Lifetime 2030 Inst.Fund*	332,144	2,697,006
	Principal Global Investors Bond and Mortgage Secs Inst Fund*	312,391	2,639,707
	Principal Investors Partners Large-Cap Value Select Fund*	310,221	2,425,926
	Principal Global Investors Lifetime 2010 Inst.Fund*	216,860	1,802,107
	Principal Global Investors Real Estate Fund*	102,663	1,088,227
	Principal Global Investors Lifetime 2040 Inst Fund*	131,664	1,073,060
	Principal Global Investors Lifetime 2050 Inst Fund*	91,977	713,738
	Principal Investors Partners Small-Cap Value Select Fund*	60,072	616,340
	Principal Global Investors S&P 600 Index Fund*	46,590	474,757
	Principal Global Investors Lifetime Str Inc Inst Fund	18,242	157,067
	Principal Global Investors Lifetime 2040 Fund*	363	2,942
	Principal Global Investors Lifetime Strategic Income Select Fund*	18	155

American Century Investments	American Century Vista Investment Fund	425,275	4,707,799
American Funds Service Company	American Funds Growth Fund	51,506	1,040,428
T. Rowe Price Funds	T. Rowe Price New Horizons Fund	33,214	590,885

			37,766,272
Pooled separate account
Principal Life Insurance Company*	Principal Global Investors Large Cap Stock Index	67,007	2,409,818

Abraxis BioScience Inc, Inc.*	Common stock	2,034	134,112
Fresenius Kabi Holdings CVR	Common stock	11,239	3,934
Self-directed brokerage account			844,560
Participant loans receivable*	Interest rates ranging from 4.25% to 8.25%		2,262,304

			$54,061,771

*	Represents a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APP APP Pharmaceuticals, Inc. Savings and Retirement Plan

By:	/s/ James Callanan
James Callanan Plan Administrator

Date: June 29, 2009

EXHIBIT INDEX

Exhibit Number	Description
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

*	Filed herewith